Form 10-K, Exhibit 13
WINDMERE CORP
filed 1995-03-30
CIK 217084

FINANCIAL STATEMENTS AND REPORT
       OF INDEPENDENT CERTIFIED
          PUBLIC ACCOUNTANTS

         WINDMERE CORPORATION
           AND SUBSIDIARIES

      December 31, 1994 and 1993


                      REPORT OF INDEPENDENT CERTIFIED
                            PUBLIC ACCOUNTANTS


Board of Directors and Stockholders
Windmere Corporation

We have audited the accompanying consolidated balance sheets of Windmere Corporation and Subsidiaries (the "Company") as of December 31, 1994 and 1993, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Windmere Corporation and Subsidiaries at December 31, 1994 and 1993, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

GRANT THORNTON LLP

Miami, Florida
February 7, 1995

                        CONSOLIDATED BALANCE SHEETS

                               December 31,


                                  ASSETS

                                                  1994           1993
CURRENT ASSETS
 Cash and cash equivalents (Note A)           $ 12,988,300   $ 24,794,700
 Short-term investments (Note A)                 2,500,000            -
 Accounts and notes receivable, less
  allowances of $1,338,100 in 1994 and
  $1,424,600 in 1993 (Notes C and E)            38,733,300     31,268,600
 Receivables from affiliates (Notes A and C)    12,444,300      9,166,600
 Inventories (Note A)                           74,278,400     67,157,500
 Prepaid expenses (Note I)                       8,020,500      6,990,900
 Future income tax benefits (Notes A and I)      1,883,400      2,982,800
      Total current assets                     150,848,200    142,361,100

INVESTMENTS (Notes A and C)                             -             -

PROPERTY, PLANT AND EQUIPMENT - AT COST,
  less  accumulated depreciation
  (Notes A and  D)                              28,449,100     25,022,200

OTHER ASSETS (Notes A and J)                    17,826,700     13,096,000

                                              $197,124,000   $180,479,300

                                LIABILITIES

CURRENT LIABILITIES
 Notes and acceptances payable (Note E)       $    740,100   $  2,995,800
 Current maturities of long-term debt
  (Note G)                                         814,800        814,800
 Accounts payable                                8,120,000      9,287,300
 Accrued expenses (Note F)                       8,981,700      9,660,000
 Income taxes (Notes A and I)                    2,312,600      1,044,600
 Deferred income, current portion (Note A)         598,100        598,100
   Total current liabilities                    21,567,300     24,400,600

LONG-TERM DEBT, less current
 maturities (Note G)                             3,666,700      4,503,200

DEFERRED INCOME, less current
 portion (Note A)                                1,265,000      1,863,100

DEFERRED INCOME TAXES (Notes A and I)                   -             -

COMMITMENTS AND CONTINGENCIES (Note J)                  -             -

MINORITY INTEREST                                       -       3,125,200

STOCKHOLDERS' EQUITY (Notes A, K and L)
 Special preferred stock - authorized
  40,000,000 shares of $.01 par value;
  none issued                                           -             -
 Common stock - authorized 40,000,000
  shares of $.10 par value; issued
  16,734,172 in 1994 and 15,780,447 in 1993      1,673,400      1,578,100
 Paid-in capital                                30,648,700     24,633,300
 Retained earnings                             139,088,800    121,086,500
 Unrealized foreign currency translation
  adjustment                                     (785,900)      (710,700)
   Total stockholders' equity                  170,625,000    146,587,200

                                              $197,124,000   $180,479,300

The accompanying notes are an integral part of these statements.

                    CONSOLIDATED STATEMENTS OF EARNINGS

                         Years ended December 31,

                                        1994         1993         1992

Net sales                           $181,112,200 $170,661,400 $175,450,000

Cost of goods sold                  127,843,600  118,968,500  123,045,200

   Gross profit                     53,268,600    51,692,900   52,404,800

Selling, general and
 administrative expenses            39,873,700    40,251,700   41,340,500
Unusual or non-recurring items
 (Note B)                           (7,810,500)          -      5,428,600

   Operating profit                 21,205,400    11,441,200    5,635,700

Other (income) expense
 Interest expense                      551,900       819,800    2,286,800
 Interest and other income          (2,385,800)  (2,187,700)  (4,030,300)
                                    (1,833,900)  (1,367,900)  (1,743,500)

   Earnings before equity in
    net earnings (loss) of joint
    ventures, income taxes,
    minority interest, cumulative
    effect of accounting change
    and extraordinary item          23,039,300    12,809,100    7,379,200

Equity in net earnings (loss) of
 joint ventures (Notes A and C)         91,400     (503,900)    (848,300)

   Earnings before income
    taxes, minority interest,
    cumulative effect of accounting
    change and extraordinary item   23,130,700    12,305,200    6,530,900

Income taxes (benefit)
 (Notes A and I)
 Current                             2,375,700     1,468,000      819,100
 Deferred                              218,800     (103,500)     (13,700)
                                     2,594,500     1,364,500      805,400

   Earnings before minority
    interest, cumulative effect
    of accounting change and
    extraordinary item              20,536,200    10,940,700    5,725,500

Minority interest in net (profit)
 loss of subsidiary                      1,200   (1,202,600)  (1,039,200)

   Earnings before cumulative
    effect of accounting change
    and extraordinary item          20,537,400     9,738,100    4,686,300

Cumulative effect of accounting
 change (Note I)                            -      1,731,100          -
Extraordinary item (Note O)                 -            -     29,648,800

   Net Earnings                     $20,537,400  $11,469,200  $34,335,100

Per share data (Note A)
 Earnings per common share and
  common equivalent shares
   Earnings before cumulative
    effect of accounting change
    and extraordinary item              $1.17       $  .60       $  .27
   Cumulative effect of
    accounting change                     -            .11          -
   Extraordinary item                     -            -           1.82
      Net earnings                      $1.17       $  .71       $ 2.09

 Dividends per common share             $ .15       $  -         $  -

The accompanying notes are an integral part of these statements.


              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                    Three years ended December 31, 1994


                                                    Unrealized
                                                     foreign
                                                     currency
                    Common    Paid-in    Retained  translation    Treasury
                    stock     capital    earnings   adjustment      stock

Balance at
 January 1,
  1992            $1,653,000  $31,357,600 $75,282,200 $(733,100) $(7,343,600)

Net earnings           -           -       34,335,100      -           -
Exercise of
 stock options       2,900     119,200         -           -           -
Purchase and
 retirement of
 858,575 shares
 of common stock   (85,900)  (4,850,900)        -          -     1,044,000
Retirement of
 treasury stock    (34,300)  (6,265,300)        -          -     6,299,600
Tax benefit
 resulting
 from exercise of
 non-qualified
 stock options
 (Note I)              -     2,185,800         -          -           -
Unrealized
 foreign
 currency
 translation
 adjustment            -           -           -     (43,900)         -

Balance at
 December 31,
  1992            1,535,700 22,546,400  109,617,300  (777,000)        -

Net earnings           -           -     11,469,200       -           -
Exercise of
 stock options
 and warrants       42,400   1,829,800         -          -           -
Tax benefit
 resulting from
 exercise of
 non-qualified
 stock options
 (Note I)              -       257,100         -          -           -
Unrealized
 foreign
 currency
 translation
 adjustment            -           -           -       66,300         -

Balance at
 December 31,
  1993              1,578,100 24,633,300  121,086,500 (710,700)       -

Net earnings           -          -        20,537,400       -         -
Cash dividends -
  $.15 per share       -          -        (2,535,100)      -         -
Acquisition of
 additional 20%
 interest in Durable
 Electrical Metal
 Factory, Ltd.
 ("Durable")         100,000   7,900,000         -           -         -
Purchase and
 retirement of
 397,400 shares
 of common stock    (39,700)  (3,858,900)        -           -          -
Exercise of
 stock options
 and warrants        35,000    1,645,800         -          -           -
Tax benefit
 resulting from
 exercise of
 non-qualified
 stock options
 (Note I)              -         328,500         -          -           -
Unrealized
 foreign
 currency
 translation
 adjustment            -           -             -     (75,200)         -

Balance at
 December 31,
  1994            $1,673,400  $30,648,700 $139,088,800 $(785,900)  $    -

The accompanying notes are an integral part of these statements.


                   CONSOLIDATED STATEMENTS OF CASH FLOWS

                     For the years ended December 31,


                                        1994        1993         1992

Cash flows from operating
 activities
 Net earnings                       $20,537,400 $11,469,200  $ 34,335,100
 Adjustments to reconcile
  net earnings to net cash
  provided by operating
  activities
   Depreciation of property,
    plant and equipment              5,378,500    5,151,800     4,977,000
   Amortization of intangible
    assets                             440,100      553,600       925,100
   Write-off of other asset                -            -       4,322,000
   Net change in allowance
    for losses on accounts
    receivable                        (86,500)    (211,000)       306,300
   Gain on sale of fixed
    asset                           (7,810,500)         -             -
   Amortization of deferred
    income                           (598,100)    (598,200)     (508,700)
   Equity in (earnings) losses
    of affiliates                     (91,400)      503,900       848,300
   Increase (decrease) in
    minority interest                  (1,200)    1,493,600     1,039,200
   Changes in assets and liabilities
     Decrease (increase) in
      accounts and notes
      receivable                    (7,378,200)   4,834,800   (3,872,700)
     Decrease (increase) in
      inventories                   (7,120,900)   1,383,600       485,200
     Decrease (increase)
      in prepaid expenses           (1,029,600) (4,328,200)     1,760,700
     Increase (decrease) in
      accounts payable and
      accrued expenses              (1,845,600) (1,340,500)     1,096,200
     Increase (decrease) in
      current and deferred
      income taxes                   2,695,900  (1,738,600)     1,675,600
     Decrease in notes and
      acceptances payable           (2,255,700) (2,816,000)     (287,600)
     Increase in deferred
      income                               -            -       1,340,600
     Decrease (increase)
      in other assets                (294,800)      569,000       627,900
     Increase in current
      maturities of long-term
      debt                                 -        814,800           -
     Decrease (increase) in
      other accounts                  (75,200)       66,300      (43,900)

        Net cash provided by
         operating activities          464,200   15,808,100    49,026,300

Cash flows from investing
 activities
 Proceeds from fixed asset
  sales                             $9,442,000  $   262,900  $     89,800
 Additions to property, plant
   and  equipment                  (10,436,900)  (5,891,000)   (3,861,400)
 Increase in short-term
  investments                       (2,500,000)         -             -
 Other changes in investments
  in affiliates                            -       (437,200)          -
 Sale of investments                       -        242,600     1,615,600
 Decrease (increase) in
  receivables from affiliates       (3,186,300)   2,449,900      (367,400)
 Decrease (increase) in
  restricted cash                          -      6,212,000    (1,191,600)

        Net cash provided by
         (used in) investing
         activities                 (6,681,200)   2,839,200    (3,715,000)

Cash flows from financing
 activities
 Increase in long-term debt                -            -      30,473,600
 Payments of long-term debt           (836,500)  (3,019,300)  (69,892,800)
 Exercises of stock options
  and warrants                       1,680,800    1,872,200       122,100
 Cash dividends paid                (2,535,100)         -             -
 Purchases of common stock          (3,898,600)         -             -

        Net cash used in
         financing activities       (5,589,400)  (1,147,100)  (39,297,100)

Increase (decrease) in cash
  and  cash  equivalents           (11,806,400)  17,500,200     6,014,200

Cash and cash equivalents
 at beginning of year               24,794,700    7,294,500     1,280,300

Cash and cash equivalents
 at end of year                     $12,988,300 $24,794,700  $  7,294,500


SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for:
 Interest                           $  502,200  $   593,900  $  1,996,000
 Income taxes                       $1,927,300  $ 2,353,500  $ 11,996,100

Non-cash investing and financing
 activities:
 Common stock issued for
  additional investment in
  Durable (Note A)                  $8,000,000  $       -    $        -
 Retirement of treasury stock       $      -    $       -    $  6,299,600
 Purchase and retirement of
  858,575 shares of common stock    $      -    $       -    $  5,980,800
 Tax benefit resulting from
  exercise of non-qualified
  stock options (Note I)            $  328,500  $   257,100  $  2,185,800


The accompanying notes are an integral part of these statements.


                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     December 31, 1994, 1993 and 1992


NOTE A - SUMMARY OF ACCOUNTING POLICIES

  Windmere Corporation and Subsidiaries (the "Company") is principally engaged in the manufacture and sale of personal care products. A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

  Principles of Consolidation

  The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany balances and transactions are eliminated in consolidation. The Company reflects its investment in its 50%-owned joint venture at cost plus its equity in undistributed net earnings.

  Foreign Currency Translation

  Balance sheet accounts of the Company's foreign operations are translated at the exchange rate in effect at each year end and income statement accounts are translated at the average exchange rates prevailing during the year. Adjustments resulting from this translation process are accumulated in a separate component of stockholders' equity and are not included in the determination of net earnings. The Company's foreign manufacturing subsidiary utilizes the local currency as its functional currency, and the other foreign subsidiaries primarily utilize the U.S. dollar as their functional currency.

  Cash and Cash Equivalents
  Short-Term Investments

  The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. Similar investments with maturities between three months and one year at the time of purchase are classified as short-term investments.

  Inventories

  Inventories are stated at the lower of cost or market; cost is determined by the first-in, first-out method. Inventories are comprised of the following:

                                                1994         1993

     Raw materials                         $18,993,200   $14,981,700
     Work in process                        15,155,900    14,153,000
     Finished goods                         40,129,300    38,022,800

                                           $74,278,400   $67,157,500

  Receivables from Affiliates

  Receivables from affiliates arise primarily in the ordinary course of business, are both interest and non-interest bearing, and are settled as trade obligations.

  Property, Plant and Equipment

  Depreciation and amortization are provided for in amounts sufficient to relate the cost of depreciable assets to their estimated operating service lives using accelerated and straight-line methods.

  Intangible Assets

  Intangible assets, consisting primarily of goodwill, are being amortized on a straight-line basis over twenty years. Intangible assets were $10,169,300 and $4,960,100 at December 31, 1994 and 1993, respectively, and the related accumulated amortization was $1,660,900 and $1,262,100, respectively.

  In 1994, the Company acquired the 20% interest in Durable that it did not already own. The purchase price consisted of the delivery of one million shares of the Company's common stock, valued at $8,000,000, and a cash payment of $10,000. This acquisition was accounted for as a purchase. Goodwill of $5,211,000 was recognized on the transaction.

  On an ongoing basis, management reviews the valuation and amortization of goodwill. As part of this review, the Company estimates the value and future benefits of the net income generated by the related subsidiaries to determine that no impairment has occurred.

  Fair Value of Financial Instruments

  The carrying values of cash and cash equivalents, short-term investments, trade receivables and accounts payable approximate fair value due to the short-term maturities of these instruments.

  Income Taxes

  No provision has been made for U.S. taxes on undistributed earnings of foreign subsidiaries and joint ventures of approximately $102,300,000 at December 31, 1994, as it is anticipated that such earnings will be reinvested in their respective operations or in other foreign operations.

  Deferred taxes have been provided on temporary differences in reporting certain transactions for financial accounting and tax purposes.

  Deferred Income

  In 1992, the Company granted an exclusive license for the distribution of a product. Deferred income of $1,340,600 resulted from this transaction, which will be reported as other income on a straight-line basis over the five year license term.

  In 1988, the Company sold its Save-Way Beauty Supply stores for a gain of approximately $6,980,000, $3,300,000 of which was allocated to a ten-year covenant not to compete that is being amortized to other income on a straight-line basis.

  Earnings Per Share

  Earnings per share are based upon the weighted average number of common shares and common equivalent shares outstanding during each year. The total number of such weighted average shares was 17,589,000 in 1994, 16,212,000 in 1993, and 16,395,000 in 1992. Stock options and warrants are considered common stock equivalents unless their inclusion would be antidilutive.


NOTE B - UNUSUAL OR NON-RECURRING ITEMS

  In 1994, Durable sold 60,000 square feet of office space in Hong Kong, for $9,500,000. This transaction generated a non-recurring profit of $7,810,500, or approximately $.45 per share. No taxes were provided as the gain is not taxable. Following this sale, Durable continues to own approximately 50,000 square feet of space in Hong Kong, of which 30,000 square feet is used for its administrative headquarters. Durable's manufacturing facilities in the People's Republic of China were not affected by the sale.

  In 1992, the Company recorded a $4,322,000 loss on the write-off of a specific contract, due to its non-realizability, under which it had the right to acquire products and/or services such as advertising, which contractual rights had been classified primarily as an other asset. The Company sold its rights under this contract for a nominal amount.

  The Company sold its nail and skincare products subsidiary in 1992 at a loss of $1,106,600. The former subsidiary had an insignificant impact on the Company's revenues and earnings.

NOTE C - INVESTMENTS

  Investments are comprised of the following:

                                                  1994        1993
     Joint venture - at cost plus
       equity in undistributed earnings         $    -      $    -

  The Company's joint venture investment at each of the above dates had a negative value of approximately $400,000, which deficits have been classified as a reduction in receivables from affiliates.

  The following table provides financial data for the joint venture, which is accounted for on the equity method:

                                                  1994        1993

     Current assets                            $150,100     $(66,400)
     Non-current assets                          17,900       14,300

     Total assets                              $168,000     $(52,100)

     Current liabilities                       $955,700    $ 920,700
     Non-current liabilities                       -            -

     Total liabilities                         $955,700    $ 920,700

     Sales                                  $30,184,500   $24,507,400

     Gross profit                            $3,572,500    $2,131,300

     Net earnings (loss)                       $185,000     $(542,400)

  All sales made by the joint venture were to entities other than members of the consolidated group. Included in the Company's sales are sales made to the joint venture of approximately $8,621,000 and $7,866,000 in 1994 and 1993, respectively.

NOTE D - PROPERTY, PLANT AND EQUIPMENT

  The following is a summary of property, plant and equipment:

                                                 1994        1993

     Building                                $4,493,100    $4,493,100
     Building improvements                      389,000       200,300
     Computer equipment                       4,959,000     4,097,600
     Furniture and equipment                 49,470,700    40,354,600
     Leasehold improvements                   1,890,800     4,650,000
     Land and land improvements               2,650,600     2,632,900
                                             63,853,200    56,428,500
       Less   accumulated  depreciation
        and  amortization                    35,404,100    31,406,300

                                            $28,449,100   $25,022,200

NOTE E - NOTES AND ACCEPTANCES PAYABLE

  A foreign bank provides a $3,900,000 line of credit, payable on demand, to certain of the Company's foreign subsidiaries (the "subsidiaries"), secured primarily by the subsidiaries' tangible and intangible property located in Hong Kong and in the People's Republic of China. In addition, should the subsidiaries default in their obligations, the Company has guaranteed the payment of this debt. At December 31, 1994 and 1993, the subsidiaries were utilizing, including letters of credit, approximately $1,500,000 and $3,300,000, respectively, of this credit line.

  The Company has a $10,000,000 demand line of credit from a domestic bank, which is secured by domestic accounts receivable. The Company has had no borrowings under this facility.

NOTE F - ACCRUED EXPENSES

  Accrued expenses are summarized as follows:

                                                  1994       1993

     Advertising allowances                  $1,896,800   $2,448,100
     Salaries and bonuses                     1,128,100    2,170,200
     Volume rebates                           1,081,200      845,600
     Other                                    4,875,600    4,196,100

                                             $8,981,700   $9,660,000

NOTE G - LONG-TERM DEBT

  Long-term debt is summarized as follows:

                                                  1994       1993

     Industrial  development revenue bonds    $4,481,500   $5,296,300
     Other                                        -            21,700
                                               4,481,500    5,318,000
     Less current maturities                     814,800      814,800

     Total long-term debt                     $3,666,700   $4,503,200

  In 1985, the Company received proceeds of $7,500,000 from the issuance of tax-exempt industrial development revenue bonds. The bonds are being paid off in equal quarterly principal payments of $203,700 through May 2000. At December 31, 1994, the interest rate on the bonds was 6.70%. The bonds include certain covenants which provide, among other things, restrictions relating to the maintenance of minimum levels of working capital, net worth and other financial ratios.

NOTE H - EMPLOYEE BENEFIT PLANS

  The Company has a 401(k) plan for its employees to which the Company makes discretionary contributions at rates dependent on the level of each employee's contributions. Contributions made by the Company are limited to the maximum allowable for federal income tax purposes. The amounts charged to earnings for this plan during the three years ended December 31, 1994 were not significant.

  The Company does not provide any health or other benefits to retirees.

NOTE I - INCOME TAXES

  Income tax expense (including the income tax expense related to the extraordinary item in 1992) consists of the following:

                                      1994        1993       1992
     Income tax expense before
       extraordinary item        $2,594,500   $1,364,500  $  805,400
     Income tax expense relating
       to extraordinary item           -          -       13,039,900

                                 $2,594,500   $1,364,500 $13,845,300

     Current
      Federal                    $2,156,000   $1,286,400 $15,448,200
      Foreign                        72,900      125,500     (80,300)
      State                         146,800       56,100      49,500
                                  2,375,700    1,468,000  15,417,400
     Deferred                       218,800     (103,500) (1,572,100)

                                 $2,594,500   $1,364,500 $13,845,300

  The analysis of the deferred income tax provision (benefit) representing the tax effects of temporary differences between tax and financial reporting is as follows:

                                      1994        1993         1992
     Deferred taxes reinstated
     through utilization of net
     operating losses               $    -      $    -      $(1,380,400)
     Differences in timing between
     financial   and   tax
     reporting                       15,000       (302,600)        -
     Utilization  of contribution
     carryforward                        -           -          154,100
     Utilization of net operating loss
       carryforward                  413,500       477,700         -
     Deferred income                  55,300        68,300      123,750
     Depreciation                   (248,900)     (204,400)        -
     Other                           (16,100)     (142,500)    (469,550)

                                   $ 218,800     $(103,500) $(1,572,100)

  The United States and foreign components of earnings (loss) before income taxes are as follows:

                                      1994        1993        1992

     United States               $7,449,500   $3,979,420  $(2,345,600)
     Foreign                     15,681,200    8,325,780    8,876,500

                                $23,130,700  $12,305,200  $ 6,530,900

  The differences between the statutory rates and the tax rates computed on pre-tax profits are as follows:
                                          1994      1993      1992
                                            %         %         %

     Tax expense at statutory rates       34.0%     34.0%     34.0%
     State taxes, net of federal tax benefit.4        .5        .8
     Foreign taxable income offset by loss
       carryforwards                         -         -      (7.0)
     Foreign income not subject to tax   (15.9)     (5.1)     (7.0)
     Reduction of reserves for prior years'
       Hong Kong income taxes             (5.9)        -         -
     Taxable loss on certain foreign
      operations                              -     (5.9)        -
     Net tax rate differential on undistributed
       foreign earnings                   (2.0)    (14.5)     (5.6)
     Equity in joint venture earnings not
       subject to U.S. tax or already taxed .1       1.4       4.4
     Other                                  .5        .6      (7.3)

                                          11.2%     11.0%     12.3%

  The Hong Kong Inland Revenue Department is auditing the tax returns of most of the Company's consolidated Hong Kong subsidiaries through 1991, and has proposed increases in income taxes aggregating approximately $5,600,000, which proposed amount, or any of it which is ultimately determined to be due, may be reduced by U.S. foreign tax credits. Inland Revenue has required that cash deposits of approximately $4,800,000 be made pending the resolution of the issues, which amounts are included in prepaid expenses. The Company has been advised it has defensible positions in connection with the issues under discussion and intends to vigorously contest the proposed tax increases. The Internal Revenue Service is currently examining the Company's 1992 tax return. To date, no material adjustments have been proposed. Management believes that adequate provision for taxes has been made for the years under examination and those not yet examined.

  The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", on January 1, 1993, which changed the Company's method of accounting for income taxes to an asset and liability approach. The cumulative effect of this change in the method of accounting for income taxes, after minority interest in the portion relating to Durable, was a benefit of $1,731,100 or $.11 per share. The cumulative effect adjustment primarily consists of the tax benefit associated with Durable's net operating loss carryforward. A valuation allowance has not been recorded due to Durable's current and anticipated profitable operations. A valuation allowance for the entire tax benefit of the net operating losses accumulated by the Company's European subsidiary has been provided as the realizability of the benefits of such net operating losses is not assured.

  The primary components of future income tax benefits at December 31, 1994 are as follows:

     Net operating loss carryforwards
       (net of valuation allowances of $952,500)  $  620,000
     Depreciation and amortization                (1,104,200)
     Deferred income                                 737,700
     Differences in timing between financial
       and tax reporting                           2,100,900
     Other                                           297,400
                                                   2,651,800
     Less amount included in other assets            768,400

                                                  $1,883,400

  The tax benefits resulting from the exercise of non-qualified stock options have been recorded as additions to paid-in capital in the amounts of $328,500 and $257,100 in 1994 and 1993, respectively.

NOTE J - COMMITMENTS AND CONTINGENCIES

  Litigation

  In April 1994, Kabushiki Kaisha Izumi Seiki Seisakusho, a Japanese corporation ("Izumi"), filed an action against the Company, David M. Friedson, the President and Chief Executive Officer of the Company, U.S. Philips Corporation, North American Philips Corporation and N.V. Philips Gloellampenfabrieken (together, "Philips"). This action concerns the 1992 settlement (the "Philips Settlement") of certain claims, primarily a Federal antitrust claim, made by the Company against Philips, which resulted in an $89,644,257 judgment in favor of the Company. Pursuant to the Philips Settlement, Philips paid the Company $57,000,000 in May 1992. As part of the Philips Settlement, the Company and Philips agreed that the Company's money judgment against Philips in connection with such antitrust litigation would be vacated. Izumi is claiming, among other things, that the Philips Settlement, including the agreement with Philips to cooperate to vacate the related judgment in favor of the Company, constitutes a breach by the Company of a customary indemnification agreement between Izumi (as seller of goods) and the Company (as buyer of goods) dated February 20, 1984. This indemnification agreement covered certain claims against the Company and was entered into more than eight months prior to the commencement of the Philips litigation in connection with the routine purchase by the
  Company of goods from Izumi. Izumi advanced certain legal fees and costs to the Company in connection with the Philips litigation. Izumi is further claiming that it is entitled to recover from the Company an unspecified portion of the Philips Settlement, punitive damages and reimbursement of litigation and other related costs and expenses. The Company disagrees with Izumi's position and believes that it has meritorious defenses and counterclaims to these claims by Izumi. The Company has filed a pre-answer motion to dismiss Izumi's complaint in full, decision on which is pending, and it intends to defend this action fully and vigorously.

  The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability, if any, with respect to these actions will not materially affect the financial position of the Company.

  Investigations

  In 1990, Lasko Metal Products, Inc. ("Lasko") of West Chester, Pennsylvania, filed a petition with the U.S. Department of Commerce ("Commerce") and the U.S. International Trade Commission alleging that oscillating fans and ceiling fans from the People's Republic of China ("PRC") are being sold at less than fair value and are causing material injury to an industry in the United States. The Company manufactures oscillating fans in the PRC which are distributed in the United States. The Company also has a 50% interest in a joint venture which imports such fans into the United States.

  In 1991, Commerce announced its final less-than-fair value sales determination, finding a de minimis dumping margin on oscillating fans manufactured and imported by the Company. Based on this result, Commerce published an antidumping duty order, excluding all oscillating fans manufactured by the Company from the duties imposed.

  In January 1992, the final determination and antidumping duty order was appealed to the U.S. Court of International Trade ("Court") by Lasko. In December 1992, the Court affirmed Commerce's determination with respect to all of the challenges raised by Lasko. Lasko's appeal of the Court's decision to the Court of Appeals for the Federal Circuit was denied in December 1994. Lasko has indicated that it does not plan to appeal further, therefore the matter is closed with no adverse impact on the Company.

  Employment Agreements

  The Company has entered into employment agreements with several of its executive officers for periods ranging from two to five years. The agreements provide the employees with an option to terminate their agreements and receive lump sum payments of up to five years compensation if there is a change in control of the Company.

  Other

  As of December 31, 1994, the Company is committed to purchase approximately $14,800,000 of media advertising over the next 4 years. The commitment is to be fulfilled by cash payments of $6,700,000 and usage of $8,100,000 of prepaid advertising credits, which credits are primarily reflected in other assets.

  The Company's need for television media advertising is primarily related to the introduction and promotion of new consumer products and to support the out-of-stock sales segment of its consumer products business. If these advertising needs are reduced, it may impact the ability of the Company to use the balance of the prepaid advertising credits. The Company regularly reviews the extent to which it will advertise its products and utilize the prepaid advertising credits.

  In April 1994, the Company purchased from Ourimbah Investment, Limited ("Ourimbah") the remaining 20% of the issued and outstanding capital stock of Durable (the "Purchased Shares") which had not, prior to such purchase, been owned, directly or indirectly, by the Company. In connection with such purchase, the Company agreed to make an additional payment to Ourimbah for the Purchased Shares upon the occurrence of a change of control of the Company on or before July 1, 1999. Any such additional payment will be in an amount with respect to each Purchased Share equal to the greater of (i) the same multiple of earnings per share of Durable as the highest multiple of earnings per share paid for the shares of common stock of the Company received in connection with such change of control or (ii) the same multiple of net asset value per share of Durable as the highest multiple of price per net asset value per share paid for the shares of common stock of the Company received in connection with such change of control. For purposes of determining whether any such additional payment is required, a change of control will be deemed to have occurred upon (i) the acquisition by any person of 50% or more of the then outstanding shares of common stock of the Company, (ii) a change in the majority of the members of the Company's board of directors who are serving as of the date of the purchase agreement or (iii) the approval by the Company's shareholders of (A) a reorganization, merger or consolidation in which the shareholders of the Company prior to such transaction do not, immediately thereafter, own more than 50% of the combined voting power of the Company following such transaction, (B) a liquidation of dissolution of the Company or (C) a sale of all or substantially all of the Company's assets. No change of control will be deemed to have occurred in connection with any transaction approved by a majority of the members of the board of directors.

NOTE K - STOCKHOLDERS' EQUITY

  Stock Options

  The 1982 and 1992 Employees' Incentive Stock Option Plans provide for granting of options of not more than 1,200,000 shares and 500,000 shares, respectively, of common stock at a price based upon the fair market value at the date the options are granted. Options granted under the plans are exercisable in equal annual installments during a five or six year period beginning one year after the date the option is granted.

  Qualified incentive stock option activity is summarized as follows:

                                                      Option price
                                            Shares      per share

     Options outstanding
       January 1, 1993                   726,750     $3.25 - $6.38

       Granted                            35,000     $6.00 - $6.38
       Exercised                        (223,450)    $3.25 - $5.46
       Expired or cancelled              (50,900)    $3.25 - $6.38

     Options outstanding
       December 31, 1993                 487,400     $3.25 - $6.38

       Granted                           147,500     $7.13 - $9.75
       Exercised                        (161,695)    $3.25 - $6.38
       Expired or cancelled              (8,000)     $5.13

     Options outstanding
       December 31, 1994                 465,205     $3.25 - $9.75

     Options exercisable
       December 31, 1994                 154,905


  As of December 31, 1994, the options outstanding pursuant to the 1982 and 1992 plans were 240,705 and 224,500, respectively, of which 143,905 shares were exercisable under the 1982 plan and 11,000 shares were exercisable under the 1992 plan.

  Non-qualified stock options have also been granted by the Company. Their activity is summarized as follows:

                                                      Option price
                                            Shares      per share

     Options outstanding
       January 1, 1993                   907,540    $2.88 - $17.38

       Granted                            37,500    $6.00 - $ 8.00
       Exercised                        (139,000)   $2.88 - $ 5.75
       Expired or cancelled              (64,073)   $2.88 - $ 5.75

     Options outstanding
       December 31, 1993                 741,967    $2.88 - $17.38

       Granted                           901,200    $7.00 - $10.88
       Exercised                         (80,500)   $2.88 - $ 8.00
       Expired or cancelled              (61,190)   $3.25 - $16.63

     Options outstanding
       December 31, 1994                1,501,477   $2.88 - $17.38

     Options exercisable
       December 31, 1994                  985,477


  No amount has been charged to income under the above plans.

  Warrants

  As part of a lawsuit settlement, warrants to purchase 750,423 shares of the Company's common stock have been issued. The warrants have an exercise price of $7.50 per share and are exercisable through January 19, 1998. At December 31, 1994, 192,722 warrants have been exercised.

  Common Stock Purchase Rights Plan

  On March 6, 1995, the Company implemented a Common Stock Purchase Rights Plan and distributed one Right for each share of the Company's common stock outstanding at the close of business on March 1, 1995. The Rights are not exercisable or transferable, apart from the Company's common stock, until after a person or group acquires, or has the right to acquire, beneficial ownership of 15 percent or more of the Company's common stock (which threshold may, under certain circumstances, be reduced to 10 percent) or announces a tender or exchange offer to acquire such percentage of the Company's common stock. Each Right entitles the holder to purchase one quarter of one share of common stock at an exercise price of $25.00 per full share and contains provisions that entitle the holder in the event of specific transactions, to purchase common stock of the Company or any acquiring or surviving entity at one-half of market price as determined under the terms of the Rights Agreement. The Rights will expire on March 6, 2005, unless previously exercised or redeemed at the option of the Company for $.00001 per Right.

NOTE L - SPECIAL PREFERRED STOCK

  During 1986, the Company was authorized to issue 40,000,000 shares of $.01 par value special preferred stock purchase rights for each share of common stock, par value $.10 per share. These rights entitled the holder to purchase one share of special preferred stock at a price of $.01 under certain conditions in connection with preserving for the Company and its stockholders the benefits of any recovery in the Company's lawsuit with North American Philips Corporation, et al. In 1992, these conditions ceased to apply, therefore, the special preferred stock rights remain outstanding but have no continuing application.

NOTE M - GEOGRAPHIC AREA INFORMATION

                                    1994        1993         1992
  Revenues
     United States operations  $136,500,000  $126,114,200   $111,703,800
     International operations
        Sales   to
        unaffiliated  customers  44,612,200    44,547,200     63,746,200
      Transfers between geographical
        areas                    85,070,700    72,783,100     76,240,200
       Eliminations             (85,070,700)  (72,783,100)   (76,240,200)

                               $181,112,200  $170,661,400   $175,450,000

  Operating profit
    United States operations     $5,799,000    $3,133,900    $(5,424,000)
    International operations     15,853,400     9,141,100      9,531,900
    Eliminations                   (447,000)     (833,800)     1,527,800

      Operating profit           21,205,400    11,441,200      5,635,700

    Equity in net earnings (loss)
      of joint ventures              91,400      (503,900)      (848,300)
    Interest expense               (551,900)     (819,800)    (2,286,800)
    Interest and other income     2,385,800     2,187,700      4,030,300

      Consolidated earnings before
        income taxes, minority
        interest, cumulative effect
        of accounting change and
        extraordinary item      $23,130,700    $12,305,200    $6,530,900

  Identifiable assets
     United  States operations  $112,339,500   $92,237,200   $88,968,500
     International operations    123,670,900   110,311,200   108,695,500
       Eliminations              (38,886,400)  (22,069,100)  (24,998,900)
     Investments                      -             -            309,300

       Consolidated  assets     $197,124,000  $180,479,300  $172,974,400

  Transfers between geographic areas are billed at negotiated prices. Operating profit is total revenues less operating expenses and excludes interest expense and equity in net earnings of foreign joint ventures. In 1994, the international operations' operating profit also includes a $7,810,500 gain on the sale of Hong Kong office space. All United States revenues are derived from sales to unaffiliated customers. Included in domestic revenues and operating profit are certain sales derived from direct product shipments from Hong Kong to customers located in the United States.

  International operations are conducted in Canada, Hong Kong, Europe and the People's Republic of China.

NOTE N - CONCENTRATION OF CREDIT RISK

  The Company sells on credit terms to a majority of its customers, most of
  which   are   U.S.  and  Canadian  retailers  and  distributors   located
  throughout those countries.

  Wal-Mart Stores, Inc. accounted for 17.8% and 19.3% of the Company's sales in 1994 and 1993, respectively. In 1992, one customer accounted for 10.6% of the Company's sales.

NOTE O - EXTRAORDINARY ITEM

  In 1992, the Company accepted a settlement offer (the "Philips Settlement") from North American Philips Corporation ("Philips") with respect to certain claims the Company made against Philips under, among other statutes, the Federal antitrust laws. Pursuant to the Philips Settlement, Philips paid the Company $57,000,000 in May 1992. The Company's net gain from the Philips Settlement, after legal fees, taxes, costs and other expenses, was $29,648,800.

NOTE P - RELATED PARTY TRANSACTION

  The Company has used the services of Top Sales Company, Inc. ("Top Sales"), an independent sales representative, since 1978. A member of the Company's Board of Directors is the sole shareholder and Chief Executive Officer of Top Sales. The Company made commission payments to Top Sales of $719,600, $575,500 and $575,000 in 1994, 1993 and 1992,
  respectively.

                       SUPPLEMENTAL FINANCIAL DATA

Quarterly Financial Data (Unaudited)

The quarterly results for the years 1994 and 1993 are set forth in the following tabulation.

                                           Gross       Net       Earnings
                             Sales         Profit    Earnings   Per Share
  1994
  First quarter             $31,191,600  $9,081,200  $  447,400     $.03
  Second quarter            41,962,000   12,240,000   9,940,800 *    .57
  Third quarter             55,885,000   17,520,200   5,837,900      .33
  Fourth quarter            52,073,600   14,427,200   4,311,300      .24
     Total                 $181,112,200 $53,268,600 $20,537,400    $1.17

  1993
  First quarter             $35,226,800  $9,016,700  $2,094,900  ** $.13
  Second quarter            40,061,600   11,407,500   1,246,400      .08
  Third quarter             53,403,400   17,216,000   4,201,500      .26
  Fourth quarter            41,969,600   14,052,700   3,926,400      .24
     Total                 $170,661,400 $51,692,900 $11,469,200     $.71


* Includes a non-recurring gain on the sale of Hong Kong office space of $7,810,500, or $.45 per share.

**     Includes  a  cumulative  effect  of  accounting  change  benefit  of
  $1,731,100, or $.11 per share.

Quarterly Stock Quotations and Dividends Per Share

The Company's common stock is traded on the New York Stock Exchange under the symbol WND. High and low market prices and dividends paid per share in 1994 and 1993, by quarters, are as follows:

                                       Market Price     Cash
                                   High    Low       Dividends

     1994
     Fourth quarter                11-1/8  7-5/8       $  .05
     Third quarter                 12      9-3/8          .05
     Second quarter                11-7/8  7-3/4          .05
     First quarter                   8-1/2 6-3/4          .00
                                                       $  .15

     1993
     Fourth quarter                  8-3/4 7-5/8          .00
     Third quarter                   8-7/8 7              .00
     Second quarter                  8-3/8 6-3/8          .00
     First quarter                   7-3/4 5-7/8          .00
                                                       $  .00

The approximate number of holders of common stock of the Company, as of December 31, 1994, was 1,700. This number does not include any adjustment for shareholders owning common stock in the Depository Trust name or otherwise in "Street" name, which the Company believes represents an additional 8,000 shareholders.