Form 10-K405, Exhibit 13
period 1995-12-31
WINDMERE CORP
filed 1996-03-29
CIK 217084

FINANCIAL STATEMENTS AND REPORT
       OF INDEPENDENT CERTIFIED
          PUBLIC ACCOUNTANTS

         WINDMERE CORPORATION
           AND SUBSIDIARIES

      December 31, 1995 and 1994


Board of Directors and Stockholders
Windmere Corporation

We have audited the accompanying consolidated balance sheets of Windmere Corporation and Subsidiaries (the "Company") as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above resent fairly, in all material respects, the consolidated financial position of Windmere Corporation and Subsidiaries at December 31, 1995 and 1994, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.



Miami, Florida
February 7, 1996

                   Windmere Corporation and Subsidiaries

                        CONSOLIDATED BALANCE SHEETS

                               December 31,



                                  ASSETS

                                                 1995         1994
CURRENT ASSETS
 Cash and cash equivalents (Note A)          $17,768,100  $12,988,300
 Short-term investments (Note A)                      -     2,500,000
 Accounts and other receivables, less
   allowances of $1,158,000 in 1995 and
   $1,338,100 in 1994 (Note E)                 36,597,300  38,733,300
 Receivables from affiliates (Notes A and C)    9,982,800  12,444,300
 Inventories (Note A)                          79,013,600  74,278,400
 Prepaid expenses (Note I)                      2,183,600   8,020,500
 Future income tax benefits (Notes A and I)     1,642,900   1,883,400

   Total current assets                       147,188,300  150,848,200

INVESTMENTS (Notes A and C)                            -           -

PROPERTY, PLANT AND EQUIPMENT - AT COST,
   less  accumulated  depreciation
    (Notes  A  and  D)                         30,484,700  28,449,100

OTHER ASSETS (Notes A and B)                   10,338,900  17,826,700

                                             $188,011,900 $197,124,000


                                LIABILITIES

CURRENT LIABILITIES
 Notes and acceptances payable (Note E)      $    42,300  $  740,100
   Current  maturities  of  long-term
     debt  (Note  G)                             814,800     814,800
 Accounts payable                              9,979,700   8,120,000
 Accrued expenses (Note F)                     8,127,800   8,981,700
 Income taxes (Notes A and I)                        -     2,312,600
 Deferred income, current portion (Note A)       598,100     598,100

   Total current liabilities                  19,562,700  21,567,300

LONG-TERM   DEBT,  less  current
 maturities  (Note  G)                         2,851,800   3,666,700

DEFERRED   INCOME,  less  current
 portion  (Note   A)                             666,900   1,265,000

COMMITMENTS AND CONTINGENCIES (Note J)                -           -

STOCKHOLDERS' EQUITY (Notes A, K, L and P)
 Special preferred stock - authorized
  40,000,000 shares of $.01 par value;
  none issued                                         -           -
 Common stock - authorized 40,000,000 shares
   of $.10 par value; issued 16,713,053
   in 1995 and 16,734,172 in 1994              1,671,300    1,673,400
 Paid-in capital                              30,173,000   30,648,700
 Retained earnings                           133,851,400  139,088,800
 Unrealized  foreign  currency
   translation  adjustment                      (765,200)    (785,900)

   Total stockholders' equity                164,930,500  170,625,000

                                            $188,011,900 $197,124,000

The accompanying notes are an integral part of these statements.
                   Windmere Corporation and Subsidiaries

                   CONSOLIDATED STATEMENTS OF OPERATIONS

                         Years ended December 31,


                                   1995         1994        1993

Net   sales                   $187,776,900  $181,112,200 $170,661,400

Cost of goods sold             146,907,300   132,185,700  122,772,300

   Gross profit                 40,869,600    48,926,500   47,889,100

Selling, general and
  administrative expenses       37,625,100    35,531,600   36,447,900
Unusual or non-recurring
 items (Note B)                  8,000,000    (7,810,500)          -

   Operating profit (loss)      (4,755,500)   21,205,400   11,441,200

Other (income) expense
 Interest expense                  578,300       551,900      819,800
 Interest and other income      (2,561,800)   (2,385,800)  (2,187,700)
                                (1,983,500)   (1,833,900)  (1,367,900)

   Earnings (loss) before
     equity in net earnings
     (loss) of joint venture,
     income taxes, minority
     interest and cumulative
     effect of accounting
     change                     (2,772,000)   23,039,300   12,809,100

Equity in net earnings (loss) of
  joint venture (Notes A and C)   (392,600)       91,400     (503,900)

   Earnings (loss) before
     income taxes, minority
     interest and cumulative
     effect of accounting
     change                     (3,164,600)   23,130,700   12,305,200

Income taxes (benefit) (Notes A and I)
 Current                        (1,242,700)    2,375,700    1,468,000
 Deferred                          (38,100)      218,800     (103,500)
                                (1,280,800)    2,594,500    1,364,500

   Earnings (loss) before
     minority interest and
     cumulative effect of
     accounting change           (1,883,800)  20,536,200   10,940,700

Minority interest in net (profit)
  loss of subsidiary                    -          1,200   (1,202,600)

   Earnings (loss) before
     cumulative effect of
     accounting change           (1,883,800)  20,537,400    9,738,100

Cumulative effect of accounting
  change (Note I)                       -            -      1,731,100

   Net earnings (loss)           $(1,883,800) $20,537,400 $11,469,200

Per share data (Note A)
 Earnings (loss) per common share
   and common equivalent shares
   Earnings (loss) before cumulative
     effect of accounting change      $(.11)       $1.17       $ .60
   Cumulative effect of accounting
     change                             -            -           .11
   Net earnings (loss)                $(.11)       $1.17       $ .71

 Dividends per common share           $.20         $ .15       $ -


The accompanying notes are an integral part of these statements.
                   Windmere Corporation and Subsidiaries

              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                    Three years ended December 31, 1995


                                                           Unrealized
                                                             foreign
                                                            currency
                           Common    Paid-in     Retained  translation
                           stock     capital     earnings   adjustment

Balance  at
 January  1, 1993     $ 1,535,700 $22,546,400  $109,617,300  $(777,000)

Net earnings                  -           -      11,469,200      -
Exercise of stock options
  and warrants             42,400   1,829,800          -         -
Tax benefit resulting from
  exercise of stock options   -       257,100          -         -
Unrealized foreign currency
  translation adjustment      -           -            -        66,300

Balance  at  December
   31, 1993             1,578,100  24,633,300   121,086,500   (710,700)

Net earnings                  -           -      20,537,400       -
Cash dividends - $.15 per
  share                       -           -      (2,535,100)      -
Acquisition of additional
  20% interest in Durable
  Electrical Metal Factory,
  Ltd. ("Durable")        100,000   7,900,000          -          -
Purchase and retirement of
  397,400 shares of common
  stock                   (39,700) (3,858,900)         -          -
Exercise of stock options
  and warrants              35,000  1,645,800          -          -
Tax benefit resulting from
  exercise of stock options    -      328,500          -          -
Unrealized foreign currency
  translation adjustment       -          -            -         (75,200)

Balance  at  December
   31, 1994              1,673,400  30,648,700   139,088,800    (785,900)

Net (loss)                     -          -       (1,883,800)      -
Cash dividends - $.20 per
  share                        -          -       (3,353,600)      -
Purchase and retirement of
  139,600 shares of common
  stock                   (14,000)   (997,400)          -          -
Exercise of stock options
  and warrants             11,900     414,400           -          -
Tax benefit resulting from
  exercise of stock options    -      242,800           -          -
Cost of intercompany
  recapitalization             -     (135,500)          -          -
Unrealized foreign currency
  translation adjustment       -          -             -        20,700

Balance  at  December
   31, 1995            $1,671,300  $30,173,000  $133,851,400  $(765,200)


The accompanying notes are an integral part of these statements.
                   Windmere Corporation and Subsidiaries

                   CONSOLIDATED STATEMENTS OF CASH FLOWS

                     For the years ended December 31,


                                       1995         1994         1993
Cash flows from operating activities
  Net  earnings (loss)            $(1,883,800)  $20,537,400   $11,469,200
 Adjustments to reconcile net earnings
   (loss) to net cash provided by
   operating activities
   Depreciation of property, plant
     and equipment                  6,218,300     5,378,500     5,151,800
   Amortization   of  intangible
     assets                           561,100       440,100       553,600
   Loss on sale of other asset      8,000,000          -            -
   Net change in allowance for losses
     on accounts receivable          (180,100)      (86,500)     (211,000)
    Gain  on  sale  of fixed asset       -       (7,810,500)        -
   Amortization of deferred income   (598,100)     (598,100)     (598,200)
   Equity in (earnings) losses of
     joint venture                    392,600       (91,400)      503,900
   Increase (decrease) in minority
     interest                            -           (1,200)    1,493,600
   Changes in assets and liabilities
     Decrease (increase) in accounts
       and other receivables        2,316,100    (7,378,200)    4,834,800
      Decrease  (increase)  in
       inventories                 (4,735,200)   (7,120,900)    1,383,600
     Decrease (increase) in prepaid
       expenses                     5,836,900    (1,029,600)   (4,328,200)
     Increase (decrease) in accounts
        payable  and  accrued
        expenses                    1,005,800    (1,845,600)   (1,340,500)
     Increase (decrease) in current
         and   deferred  income
         taxes                     (1,829,300)    2,695,900    (1,738,600)
     Decrease in notes and acceptances
       payable                       (697,800)   (2,255,700)   (2,816,000)
     Decrease (increase) in other
          assets                   (1,073,300)     (294,800)      569,000
     Increase in current maturities
       of long-term debt                  -           -           814,800
     Decrease (increase) in other
       accounts                        20,700       (75,200)       66,300

        Net cash provided by
          operating activities     13,353,900       464,200    15,808,100

Cash flows from investing activities
 Proceeds from fixed asset sales      129,600     9,442,000       262,900
 Additions to property, plant
     and  equipment                (8,383,500)  (10,436,900)   (5,891,000)
 (Decrease) increase in short-term
   investments                      2,500,000    (2,500,000)        -
 Other changes in investments in
   affiliates                            -            -          (437,200)
 Sale of investments                     -            -           242,600
 Decrease (increase) in receivables
   from affiliates                  2,068,900    (3,186,300)    2,449,900
 Decrease in restricted cash             -            -         6,212,000

        Net cash provided by (used in)
            investing activities   (3,685,000)   (6,681,200)    2,839,200

Cash flows from financing activities
 Payments of long-term debt          (814,900)     (836,500)   (3,019,300)
 Exercises of stock options and
   warrants                           426,300     1,680,800     1,872,200
 Cash  dividends  paid             (3,353,600)   (2,535,100)        -
 Purchases  of  common  stock      (1,011,400)   (3,898,600)        -
 Cost of intercompany
   recapitalization                  (135,500)        -             -

        Net cash used in
            financing activities   (4,889,100)   (5,589,400)   (1,147,100)

Increase (decrease) in cash and
       cash equivalents             4,779,800   (11,806,400)   17,500,200

Cash and cash equivalents
  at beginning of year             12,988,300    24,794,700     7,294,500

Cash and cash equivalents
   at  end  of year               $17,768,100  $ 12,988,300   $24,794,700


             SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:
 Interest                          $  488,500    $  502,200    $  593,900
 Income taxes                      $2,181,800    $1,927,300    $2,353,500

Non-cash investing and financing
  activities:
 Common stock issued for additional
   investment in Durable (Note A)  $      -      $8,000,000    $      -
 Tax benefit resulting from exercise
   of stock options                $  242,800    $  328,500    $  257,100


The accompanying notes are an integral part of these statements.

                   Windmere Corporation and Subsidiaries

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     December 31, 1995, 1994 and 1993


NOTE A - SUMMARY OF ACCOUNTING POLICIES

  Windmere Corporation and Subsidiaries (the "Company") is principally engaged in the manufacture and sale of personal care, kitchen electric and seasonal products. In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

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

  Inventories

  Inventories are stated at the lower of cost or market; cost is determined by the first-in, first-out method. Inventories are comprised of the following:

                                               1995        1994

     Raw materials                         $16,327,900   $18,993,200
     Work in process                        21,085,300    15,155,900
     Finished goods                         41,600,400    40,129,300

                                           $79,013,600   $74,278,400

  Receivables from Affiliates

  Receivables from affiliates arise primarily in the ordinary course of business, are interest bearing and are settled as trade obligations.

  Property, Plant and Equipment

  Depreciation and amortization are provided for in amounts sufficient to relate the cost of depreciable assets to their estimated operating service lives using accelerated and straight-line methods.

  Intangible Assets

  Intangible assets, consisting primarily of goodwill, are being amortized on a straight-line basis over twenty years. Intangible assets were $10,113,700 and $10,169,300 at December 31, 1995 and 1994, respectively, and the related accumulated amortization was $2,126,800 and $1,660,900, respectively.

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

  In March 1995, the Financial Accounting Standards Board issued Statement 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This Statement had no impact on the Company's results of operations or financial position upon adoption in January 1996.

  Fair Value of Financial Instruments

  The carrying values of cash and cash equivalents, trade receivables and accounts payable approximate fair value due to the short-term maturities of these instruments.

  Income Taxes

  No provision has been made for U.S. taxes on undistributed earnings of foreign subsidiaries and joint ventures of approximately $104,000,000 at December 31, 1995, as it is anticipated that such earnings will be reinvested in their respective operations or in other foreign operations.

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

  Earnings Per Share

  Earnings per share are based upon the weighted average number of common shares and common equivalent shares outstanding during each year. The total number of such weighted average shares was 17,227,000 in 1995, 17,589,000 in 1994, and 16,212,000 in 1993. Stock options and warrants are considered common stock equivalents unless their inclusion would be antidilutive.

  Stock Options

  Options granted under the Company's Stock Option Plans are accounted for under APB 25, "Accounting for Stock Issued to Employees," and related interpretations. In November 1995, the Financial Accounting Standards Board issued Statement 123, "Accounting for Stock-Based Compensation," which will require additional proforma disclosures for companies that will continue to account for employee stock options under the intrinsic value method specified in APB 25. The Company plans to continue to apply APB 25 and the only effect of adopting Statement 123 in 1996 will be the new disclosure requirement.

  Reclassifications

  Certain prior year amounts within the accompanying financial statements have been reclassified for comparability.

NOTE B - UNUSUAL OR NON-RECURRING ITEMS

  In 1995, the Company incurred a non-recurring pre-tax loss of $8,000,000 on the sale of an other asset. This transaction reduced 1995 net earnings by $5,280,000, or $.31 per share, on an after-tax basis.

  In 1994, Durable sold 60,000 square feet of office space in Hong Kong, for $9,500,000. This transaction generated a non-recurring profit of $7,810,500, or approximately $.45 per share. No taxes were provided as the gain was not taxable.

NOTE C - INVESTMENTS

  Investments are comprised of the following:

                                                1995       1994

     Joint venture - at cost plus
       equity in undistributed earnings      $    -     $     -

  The Company's joint venture investment at December 31, 1995 and 1994 had negative values of approximately $800,000 and $400,000, respectively, which deficits have been classified as a reduction in receivables from affiliates.

  The following table provides financial data for the joint venture, which is accounted for on the equity method:

                                              1995         1994

     Current assets                       $9,657,400   $12,967,600
     Non-current assets                       35,100        17,900

     Total assets                         $9,692,500   $12,985,500

     Current liabilities                  $11,317,100  $13,773,200
     Non-current liabilities                     -            -

     Total liabilities                    $11,317,100  $13,773,200

     Sales                                $30,171,600  $30,184,500

     Gross profit                         $ 2,346,000  $ 3,572,500

     Net earnings (loss)                  $  (785,200) $   182,800

  All sales made by the joint venture were to entities other than members of the consolidated group. Included in the Company's sales are sales made to the joint venture of approximately $7,485,300 and $8,621,000 in 1995 and 1994, respectively.

NOTE D - PROPERTY, PLANT AND EQUIPMENT

  The following is a summary of property, plant and equipment:

                                              1995         1994

     Building                             $4,493,100   $4,493,100
     Building improvements                   589,700      389,000
     Computer equipment                    4,697,600    4,959,000
     Furniture and equipment              55,197,000   49,470,700
     Leasehold improvements                3,283,300    1,890,800
     Land and land improvements            2,650,600    2,650,600
                                          70,911,300   63,853,200
     Less accumulated depreciation
       and amortization                   40,426,600   35,404,100

                                          $30,484,700  $28,449,100

NOTE E - NOTES AND ACCEPTANCES PAYABLE

  The Company's foreign subsidiaries (the "subsidiaries") have $6,400,000 in trade finance lines of credit, payable on demand, which are secured by the subsidiaries' tangible and intangible property located in Hong Kong and in the People's Republic of China, as well as a Company guarantee. At December 31, 1995, the subsidiaries were utilizing, including letters of credit, approximately $600,000 of these credit lines. These subsidiaries also have available an additional $5,000,000 line of credit which is supported by a domestic standby letter of credit, which credit line was not being used at December 31, 1995.

  The Company has a $20,000,000 line of credit from a domestic bank, which is secured by domestic accounts receivable. At December 31, 1995, there were no outstanding borrowings under this credit line.

NOTE F - ACCRUED EXPENSES

  Accrued expenses are summarized as follows:

                                                1995       1994

     Advertising allowances                  $ 971,400   $1,896,800
     Salaries and bonuses                    1,611,100    1,958,800
     Volume rebates                          1,022,700    1,081,200
     Other                                   4,522,600    4,044,900

                                            $8,127,800   $8,981,700

NOTE G - LONG-TERM DEBT

  Long-term debt is summarized as follows:

                                                1995       1994

     Industrial  development revenue bonds $3,666,600    $4,481,500
     Less current maturities                  814,800       814,800

     Total long-term debt                  $2,851,800    $3,666,700

  In 1985, the Company received proceeds of $7,500,000 from the issuance of tax-exempt industrial development revenue bonds. The bonds are being paid off in equal quarterly principal payments of $203,700 through May 2000. At December 31, 1995, the interest rate on the bonds was 6.70%. The bonds include certain covenants which provide, among other things, restrictions relating to the maintenance of minimum levels of working capital, net worth and other financial ratios.

NOTE H - EMPLOYEE BENEFIT PLANS

  The Company has a 401(k) plan for its employees to which the Company makes discretionary contributions at rates dependent on the level of each employee's contributions. Contributions made by the Company are limited to the maximum allowable for federal income tax purposes. The amounts charged to earnings for this plan during the three years ended December 31, 1995 were not significant.

  The Company does not provide any health or other benefits to retirees.

NOTE I - INCOME TAXES

  Income tax expense (benefit) consists of the following:

                                    1995        1994       1993
     Current
      Federal                 $(1,392,300)   $2,156,000  $1,286,400
      Foreign                     183,800        72,900     125,500
      State                       (34,200)      146,800      56,100
                               (1,242,700)    2,375,700   1,468,000
     Deferred                     (38,100)      218,800    (103,500)

                              $(1,280,800)   $2,594,500  $1,364,500


  The analysis of the deferred income tax provision (benefit) representing the tax effects of temporary differences between tax and financial reporting is as follows:

                                    1995        1994       1993

    Intercompany profit in
     inventory                   $(72,500)    $   -       $   -
    Differences in timing between
     financial   and
     tax   reporting               49,300       15,000    (302,600)
     Utilization of net operating loss
       carryforward               220,100      413,500     477,700
     Deferred income              224,300       55,300      68,300
     Depreciation and
       amortization              (303,800)    (248,900)   (204,400)
     Other                       (155,500)     (16,100)   (142,500)

                                 $(38,100)    $218,800   $(103,500)

  The United States and foreign components of earnings (loss) before income taxes are as follows:

                                  1995        1994         1993

     United   States        $(8,056,300)   $7,449,500   $3,979,400
     Foreign                  4,891,700    15,681,200    8,325,800

                            $(3,164,600)  $23,130,700  $12,305,200

  The differences between the statutory rates and the tax rates computed on pre-tax profits are as follows:

                                     1995       1994       1993
                                       %          %          %

     Tax expense (benefit) at
       statutory rates             (34.0)%      34.0%      34.0%
     State taxes, net of federal
       tax benefit                   (.7)        .4         .5
     Foreign (income) loss not
       subject to tax                2.6       (15.9)     (11.0)
     Provision for prior years'
       Hong Kong income taxes       12.3        (5.9)       -
     Net tax rate differential on
       undistributed foreign earnings(25.6)     (2.0)     (14.5)
     Equity in joint venture earnings
       not subject to U.S. tax or
       already taxed                (4.2)         .1        1.4
     Effect of gross up of foreign
       taxes, net of foreign
       tax credit                   (4.1)         -           -
     Federal withholding taxes       7.8          -           -
     Other                           5.4         .5          .6

                                   (40.5)%      11.2%      11.0%

  In the third quarter of 1995, the Company reached an agreement with the Hong Kong Inland Revenue Department concerning the taxes assessed against
  the  Company's  consolidated Hong Kong subsidiaries  through  1991.   The
  assessment, including interest charges and net of U.S. foreign tax credits, approximates $1,400,000. The Company made a provision in its 1995 second quarter of $400,000 or $.02 per share, to increase its contingency reserve to the settlement amount. Security deposits of approximately $3,000,000 were refunded to the Company during the fourth quarter of 1995. Hong Kong tax returns for the fiscal years 1992 through 1994 have also been audited and accepted as filed. The Internal Revenue Service is currently examining the Company's 1992 tax return. To date, no material adjustments have been proposed. Management believes that adequate provision for taxes has been made for the years under examination and those not yet examined.

  The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," on January 1, 1993, which changed the Company's method of accounting for income taxes to an asset and liability approach. The cumulative effect of this change in the method of accounting for income taxes, after minority interest in the portion relating to Durable, was a benefit of $1,731,100 or $.11 per share. The cumulative effect adjustment primarily consists of the tax benefit associated with Durable's net operating loss carryforward. A valuation allowance has not been recorded limiting such benefits based on management's current estimate that future profits will be sufficient to realize these benefits. A valuation allowance for the entire tax benefit of the net operating losses primarily accumulated by the Company's European subsidiary has been provided as the realizability of the benefits of such net operating losses is not assured.

  The primary components of future income tax benefits at December 31, 1995 are as follows:

       Net operating loss carryforwards
         (net of valuation allowances of $171,000)        $   244,100
       Depreciation and amortization                           76,300
       Deferred income                                        513,300
       Differences in timing between financial
         and tax reporting                                  1,708,500
       Other                                                  170,900
                                                            2,713,100
       Less amount included in other assets                 1,070,200

                                                           $1,642,900


  The tax benefits resulting from the exercise of stock options have been recorded as additions to paid-in capital in the amounts of $242,800 and $328,500 in 1995 and 1994, respectively.

NOTE J - COMMITMENTS AND CONTINGENCIES

  Litigation

  In April 1994, Kabushiki Kaisha Izumi Seiki Seisakusho, a Japanese corporation ("Izumi"), filed an action against the Company, David M. Friedson, the President and Chief Executive Officer of the Company, U.S. Philips Corporation, North American Philips Corporation and N.V. Philips Gloellampenfabrieken (together, "Philips"). This action concerns the 1992 settlement (the "Philips Settlement") of certain claims, primarily a Federal antitrust claim, made by the Company against Philips, which resulted in an $89,644,257 judgment in favor of the Company. Pursuant to the Philips Settlement, Philips paid the Company $57,000,000 in May 1992. As part of the Philips Settlement, the Company and Philips agreed that the Company's money judgment against Philips in connection with such antitrust litigation would be vacated. Izumi is claiming, among other things, that the Philips Settlement, including the agreement with Philips to cooperate to vacate the related judgment in favor of the Company, constitutes a breach by the Company of a customary indemnification agreement between Izumi (as seller of goods) and the Company (as buyer of goods) dated February 20, 1984. This indemnification agreement covered certain claims against the Company and was entered into more than eight months prior to the commencement of the Philips litigation in connection with the routine purchase by the Company of goods from Izumi. Izumi advanced certain legal fees and costs to the Company in connection with the Philips litigation. Izumi is further claiming that it is entitled to recover from the Company an unspecified portion of the Philips Settlement, punitive damages and reimbursement of litigation and other related costs and expenses. The Company disagrees with Izumi's position and believes that it has meritorious defenses to these claims by Izumi. A pre-answer motion by the Company has resulted in the dismissal of some of Izumi's claims, and the Company has answered the remaining claims. The Company intends to defend this action fully and vigorously.

  In addition, in June 1995, Izumi filed another lawsuit against the Company and Philips. In this second lawsuit, Izumi sought equitable relief in the form of reinstatement of the 1990 judgments in the Company's favor against Philips, which were vacated. This complaint was amended to include Sears, Roebuck and Company ("Sears") as a co-plaintiff and to seek reinstatement of an unfair competition judgment only. In December 1995, this second lawsuit was dismissed by the Court. Izumi and Sears filed notices of appeal, but subsequently withdrew the appeal.

  The Company is also subject to other legal proceedings, product liability and other claims which arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability, if any, in excess of applicable insurance coverage, is not likely to have a material effect on the financial position of the Company. However, as the outcome of litigation or other legal claims is difficult to predict, significant changes in the estimated exposures could occur.

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

  Qualified incentive stock option activity is summarized as follows:

                                                      Option price
                                           Shares      per share
     Options outstanding
       January 1, 1994                   487,400     $3.25 - $6.38

       Granted                           147,500     $7.13 - $9.75
       Exercised                        (161,695)    $3.25 - $6.38
       Expired or cancelled               (8,000)    $5.13

     Options outstanding
       December 31, 1994                 465,205     $3.25 - $9.75

       Granted                            89,500     $6.13 - $7.88
       Exercised                         (88,000)    $3.25 - $7.13
       Expired or cancelled              (75,200)    $3.25 - $9.75

     Options outstanding
       December 31, 1995                 391,505

     Options exercisable
       December 31, 1995                 182,505


  As of December 31, 1995, the options outstanding pursuant to the 1982 and 1992 plans were 156,005 and 235,500, respectively, of which 145,505 shares were exercisable under the 1982 plan and 37,000 shares were exercisable under the 1992 plan.

  Non-qualified stock options have also been granted by the Company. Their activity is summarized as follows:

                                                      Option price
                                          Shares       per share

     Options outstanding
       January 1, 1994                   741,967    $  2.88 - $17.38

       Granted                           901,200    $  7.00 - $10.88
       Exercised                         (80,500)   $  2.88 - $ 8.00
       Expired or cancelled              (61,190)   $  3.25 - $16.63

     Options outstanding
       December 31, 1994                1,501,477   $  2.88 - $17.38

       Granted                            16,500    $  8.56
       Exercised                         (23,000)   $  3.25 - $ 6.00
       Expired or cancelled              (20,000)   $ 17.38

     Options outstanding
       December 31, 1995                1,474,977

     Options exercisable
       December 31, 1995                1,045,977


  No amount has been charged to income under the above plans.

  Warrants

  As part of a lawsuit settlement, warrants to purchase 750,423 shares of the Company's common stock have been issued. The warrants have an exercise price of $7.50 per share and are exercisable through January 19, 1998. At December 31, 1995, 199,189 warrants have been exercised.

  Common Stock Purchase Rights Plan

  In  March  1995,  the Company implemented a Common Stock Purchase  Rights
  Plan and distributed one Right for each share of the Company's common stock outstanding. The Rights are not exercisable or transferable, apart from the Company's common stock, until after a person or group acquires, or has the right to acquire, beneficial ownership of 15 percent or more of the Company's common stock (which threshold may, under certain circumstances, be reduced to 10 percent) or announces a tender or exchange offer to acquire such percentage of the Company's common stock. Each Right entitles the holder to purchase one quarter of one share of common stock at an exercise price of $25.00 per full share and contains provisions that entitle the holder in the event of specific transactions, to purchase common stock of the Company or any acquiring or surviving entity at one-half of market price as determined under the terms of the Rights Agreement. The Rights will expire in March 2005, unless previously exercised or redeemed at the option of the Company for $.00001 per Right.

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

NOTE M - GEOGRAPHIC AREA INFORMATION

                                 1995          1994          1993
  Revenues
     United  States operations $126,959,000  $136,500,000    $126,114,200
    International operations
      Sales to unaffiliated
        customers                60,817,900    44,612,200      44,547,200
      Transfers between
        geographical
        areas                    83,517,400    85,070,700      72,783,100
       Eliminations             (83,517,400)  (85,070,700)    (72,783,100)

                               $187,776,900  $181,112,200     $170,661,400

  Operating profit
    United States operations    $(7,774,000) $  5,799,000    $   3,133,900
    International operations      1,854,500    15,853,400        9,141,100
    Eliminations                  1,164,000      (447,000)        (833,800)

      Operating profit (loss)    (4,755,500)   21,205,400       11,441,200

    Equity in net earnings (loss)
      of joint ventures            (392,600)       91,400         (503,900)
    Interest expense               (578,300)     (551,900)        (819,800)
    Interest and other income     2,561,800     2,385,800        2,187,700

      Consolidated earnings
        (loss) before income
        taxes, minority interest
        and cumulative effect
        of accounting  change   $(3,164,600)  $23,130,700      $12,305,200

  Identifiable assets
    United States operations   $101,555,700   $112,339,500     $92,237,200
    International operations    145,714,800    123,670,900     110,311,200
    Eliminations                (59,258,600)   (38,886,400)    (22,069,100)

       Consolidated  assets    $188,011,900   $197,124,000    $180,479,300


  Transfers between geographic areas are billed at negotiated prices. In 1995, the United States operations' operating profit includes an
  $8,000,000 loss on the sale of an other asset. In 1994, the international operations' operating profit includes a $7,810,500 gain on the sale of Hong Kong office space. All United States revenues are derived from sales to unaffiliated customers. Included in domestic revenues and operating profit are certain sales derived from direct product shipments from Hong Kong to customers located in the United States.

  International operations are conducted in Canada, Hong Kong, Europe and the People's Republic of China.


NOTE N - CONCENTRATION OF CREDIT AND OTHER RISKS

  The Company sells on credit terms to a majority of its customers, most of which are U.S. and Canadian retailers and distributors located throughout those countries.

  Wal-Mart Stores, Inc. accounted for 13.1%, 17.8% and 19.3% of the Company's sales in 1995, 1994 and 1993, respectively. In 1995, a kitchen electric appliance distributor accounted for 11.4% of the Company's sales.

  The Company's allowance for doubtful accounts is based on management's estimates of the creditworthiness of its customers, and, in the opinion of management is believed to be set in an amount sufficient to respond to normal business conditions. Should such conditions deteriorate or any major credit customer default on its obligations to the Company, this allowance may need to be increased which may have an adverse impact upon the Company's earnings.

  The Company produces the vast majority of its products in its facilities in the People's Republic of China ("PRC"). The Company is subject to the risk that political or economic upheaval in the PRC could cause production disruptions and/or increases to its costs, although no such events have occurred in over five years. Presently, products imported into the U.S. from the PRC are subject to favorable duty rates based on the "Most Favored Nation" status of the PRC ("MFN Status"). MFN Status is renewed on an annual basis by the President and Congress. If political or economic instability in the PRC develops or if higher duties were applied to imports into the U.S., the Company could experience a material adverse impact on its revenues and earnings.

NOTE O - RELATED PARTY TRANSACTIONS

  The Company has used the services of Top Sales Company, Inc. ("Top Sales"), an independent sales representative, since 1978. A member of the Company's Board of Directors is the sole shareholder and Chief Executive Officer of Top Sales. The Company made commission payments to Top Sales of $556,400, $719,600 and $575,500 in 1995, 1994 and 1993,
  respectively.

  In 1986, the Company made a non-interest bearing loan of $78,000 to a director of the Company. The entire amount of such loan was outstanding during the current year.

  During 1995, the Company made a series of personal loans bearing interest at prevailing market rates to the Company's President and Chief Executive Officer. At December 31, 1995, the loan balance was $680,200.

NOTE P - SUBSEQUENT EVENT

  In February 1996, the Company signed an agreement with Salton/Maxim Housewares, Inc. ("Salton"), whereby it will acquire a 50% ownership interest in Salton. The Company will issue to Salton 748,112 shares of its common stock, a $10,847,620 note, and a cash payment of $3,254,286. The closing of the transaction, currently anticipated in June 1996, is subject to a number of conditions including the Company and Salton entering into mutually satisfactory commercial agreements, the Board of Directors of Salton receiving a fairness opinion, and approval of the transaction by the shareholders of Salton.


                         SUPPLEMENTAL FINANCIAL DATA

Quarterly Financial Data (Unaudited)

The quarterly results for the years 1995 and 1994 are set forth in the following tabulation.
                                                        Net     Earnings
                                           Gross     Earnings    (Loss)
                              Sales        Profit     (Loss)    Per Share
  1995
  First quarter           $37,930,100   $9,135,600  $  305,200   $  .02
  Second quarter           42,102,100    9,073,600     936,000      .05
  Third quarter            52,681,300   11,220,800     871,600      .05
  Fourth quarter           55,063,400   11,439,600  (3,996,600)*   (.23)
     Total               $187,776,900  $40,869,600 $(1,883,800)  $ (.11)

  1994
  First quarter           $31,191,600   $8,008,700  $  447,400   $  .03
  Second quarter           41,962,000   11,278,900   9,940,800 **   .57
  Third quarter            55,885,000   16,318,000   5,837,900      .33
  Fourth quarter           52,073,600   13,320,900   4,311,300      .24
     Total               $181,112,200  $48,926,500 $20,537,400    $1.17

* Includes an after-tax non-recurring loss on the sale of an other asset of $5,280,000, or $.31 per share.

**   Includes a non-recurring gain on the sale of Hong Kong office space of
$7,810,500, or $.45 per share.

Quarterly Stock Quotations and Dividends Per Share

The Company's common stock is traded on the New York Stock Exchange under the symbol WND. High and low market prices and dividends paid per share in 1995 and 1994, by quarters, are as follows:

                                    Market Price        Cash
                                   High    Low       Dividends

     1995
     Fourth quarter                7-3/8   6           $  .05
     Third quarter                 8-1/4   7-1/4          .05
     Second quarter                9       7-5/8          .05
     First quarter                 9-3/4   7-5/8          .05
                                                       $  .20

     1994
     Fourth quarter                11-1/8  7-5/8       $  .05
     Third quarter                 12      9-3/8          .05
     Second quarter                11-7/8  7-3/4          .05
     First quarter                  8-1/2  6-3/4          .00
                                                       $  .15

The approximate number of holders of common stock of the Company, as of December 31, 1995, was 1,400. This number does not include any adjustment for shareholders owning common stock in the Depository Trust name or otherwise in "Street" name, which the Company believes represents an additional 6,300 shareholders.